Preferred Income Strategies Fund, Inc.

File No. 811-21286

Item No. 77Q2

Compliance with Section 16(a) of the

Securities Exchange Act of 1934

Fund Asset Management, L.P., Investment Adviser to the Registrant, is subject to Section 16 of the Securities Exchange Act of 1934 with respect to the Registrant.  A Form 3 should have been filed on behalf of Fund Asset Management, L.P. by April 4, 2003.  A late filing was executed on April 21, 2003.